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SEC Mail Processing Section NOV 24 2021 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2020 (MM/DD/YY) AND ENDING September 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamex Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Ste. 360
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark (415) 283-3410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive, Suite 3300 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SEE ATTACHED CALIFORNIA ACKNOWLEDGEMENT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. PRADIA JR.
Notary Public - California
San Francisco County
Commission # 2253671
My Comm. Expires Aug 11, 2022

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On October 27th, 2021 before me, C. Pradia Jr. , Notary Public
(insert name and title of the officer)

personally appeared Michael Clark,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

C. PRADIA JR.
Notary Public - California
San Francisco County
Commission # 2253671
My Comm. Expires Aug 11, 2022

Signature ____________ (Seal)

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Members of Dynamex Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC (the Company) as of September 30, 2021, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
November 19, 2021

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Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2021

Assets		
Cash	$	1,090,323
Receivable from clearing broker		1,719,953
Transaction fees receivable		856,953
Other assets		50,737
Total assets	$	3,717,966
Liabilities and Members' Equity		
Compensation payable	$	811,801
Accounts payable and accrued expenses		262,486
Total liabilities		1,074,287
Members' equity		2,643,679
Total liabilities and members' equity	$	3,717,966

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Dynamex Trading, LLC (the Company), a California limited liability company organized in August 2002, is a majority owned subsidiary of Group One Trading LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides securities and derivatives execution services to broker-dealers and institutional customers, through a clearing broker.

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account pursuant to Accounting Topic 606, Revenue from Contracts with Customers (Topic 606). On trade date, the Company executes the customer's order at an agreed upon price, fulfilling all performance obligations set forth in the agreement, and therefore, recognizes and records transaction fee revenues on a trade-date basis.

Receivables from contracts with customers within the scope of Topic 606 were $357,421 at October 1, 2020 and $962,648 at September 30, 2021 net of payable to Group One of $105,694 for other expenses. See Note 2.

Recent accounting pronouncement: In June 2016, the FASB issued Accounting Standard Update (ASU) No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model (CECL). Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses are generally recognized earlier than under current GAAP. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company adopted ASU 2016-13 on October 1, 2020 using the modified retrospective approach through a cumulative effect adjustment to retained earnings and has determined there is no material impact on the Company's financial statements and disclosures.

Measurement of credit losses on financial statements: The Company considered transaction fees receivable are within scope and determined that such assets have a de-minimis risk of credit loss due to the Company's historical collections. Therefore, as of September 30, 2021, the Company has not recorded a credit loss for these financial assets.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the individual members are liable for the federal income taxes on their respective shares of taxable income or loss.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2021. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2017.

Note 2. Related-Party Transactions

The Company provides securities and derivatives execution services to an affiliate of the Parent, Group One Trading, L.P. (Group One).

Pursuant to a written agreement, Group One provides the Company office space, certain administrative services and payroll processing. As of September 30, 2021, included in transaction fees receivable on the statement of financial condition is a net receivable from Group One of $343,942, related to transaction fees offset by expenses reimbursable to Group One related to payroll processing amounts and other services.

Note 3. Concentration of Credit Risk

Substantially all of the Company's assets are held at Merrill Lynch Professional Clearing Corp. (the Clearing Broker). Pursuant to agreement and SEC asset segregation rules, the risk is partially mitigated as the Clearing Broker is required to comply with the rules governing the segregation of customers' funds and securities. In the event of the Clearing Broker's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate non-performance by its customers or its Clearing Broker. In addition, the Company has a policy of reviewing the creditworthiness of the Clearing Broker on a regular basis.

Note 4. Contingencies and Indemnifications

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Management is not aware of any such matters as of September 30, 2021.

The Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2021, there were no unsecured amounts owed to the Clearing Broker by its customers.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2021, the Company had net capital and net capital requirements of approximately $1,735,989 and $100,000, respectively. The net capital rule may effectively restrict distributions to its members.

The Company operates pursuant to an exemption under SEC Rule 15c3-3(k)(2)(ii). As such, the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker which carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Note 6. Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure.